

Mateo Cardenas · 2nd
CEO TodosComemos.com | YCS20
Colombia · **Contact info**
500+ connections

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 **All We eat**

Y Y Combinator

Experience


CEO & Co-founder
All We eat
Apr 2020 – Present · 1 yr 2 mos
Bogotá, Distrito Capital, Colombia

Todoscomemos.com is a pre-made food marketplace where you can buy premade meal ingredients that transform the way people cook at home. We seek our users to save time and stress while being able to prepare lots of new dishes in simple steps.

We donate part of our sales to people in vulnerable conditions.


Delirato, Cocina Exprés
4 yrs 5 mos

Board member & cofounder
Apr 2020 – Present · 1 yr 2 mos

CEO & Co-fundador
Sep 2017 – Mar 2020 · 2 yrs 7 mos
Low cost Gourmet food in 3 minutes.
Restaurants: Bogotá 7 Medellín 2

Show 1 more role ⌄


Partner & board member
Tao Calentao
Jan 2016 – Present · 5 yrs 5 mos


Productor freelance de eventos masivos
Mateo Cardenas · Freelance
2015 – Apr 2018 · 3 yrs
Carrera 8b # 106-45

Resultados:
Lidere y acompañe eventos de entretenimiento con aforos de 3000 a 5000 personas en promedio en Bogotá.
He manejado presupuestos de más de 800.000.000 COP, ventas de más de 400.000.000 ...see more


Chief of comercial office
Enlau
Feb 2016 – Aug 2016 · 7 mos

University SuperApp, driven by students. We have 5 B2C and 3 B2B business units in Latin America.

Education


Y Combinator
YCS20
2020 – 2020


Universidad Sergio Arboleda
Finanzas y comercio exterior
2013 – 2018

Skills & endorsements

Microsoft Office · 1
Santiago Espinosa has given an endorsement for this skill

Microsoft Excel · 1
Andrés Suarez has given an endorsement for this skill

emprendimiento · 2
Laura Tejada Sáenz and 1 connection have given endorsements for this skill

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entrepreneur & activist
April 18, 2020, Andrés managed Mateo directly

cargo para que creáramos nuevos negocios junto a él. Un gran caso y ejemplo de crecimiento acelerado.

Accomplishments

2 **Honors & Awards** ⌄

Primer Lugar premio espíritu innovador y emprendedor • Segundo Lugar premio espíritu innovador y emprendedor

1 Project ⌄

El Cotero